              [STATE OF NEW YORK INSURANCE DEPARTMENT LETTERHEAD]


June 30, 1987

Refer to:
John S. Fitzgerald
File No. 87061189-90


Ms. Charlotte T. Meineke
Assistant Vice President
Equitable Life Assurance Society
          of the United States
787 Seventh Avenue
New York, NY  10019

                     RE: Group Annuity Contract Rider Form
                                   PF 96,000
                      Group Annuity Certificate Rider Form
                                   PF 96,100

Dear Ms. Meineke:

Thank you for your letter of June 24, 1987 in response to our letter of May 20, 1987.

Please note that in accordance with the third item of your letter, we have entered PF 96,000 and PF 96,100 into our records and have assigned them control no. 87061189-90, and we have closed the file on PF 95,000 and PF 95,100 as discussed in our letter of May 20, 1987.

We appreciate the explanation regarding the change to the contract and certificate which makes the participant responsible for maintaining records as to the amount of contributions which are deductible and non-deductible. We agree that the determination as to whether a contribution is deductible or non-deductible can only be made when the participant completes his or her federal tax return for the year. Consequently, it appears that the procedure you described in your letter is acceptable regarding the identification of the contributions as being deductible or non-deductible. Under the sliding scale of eligibility for IRA contributions under the Tax Reform Act of 1986, it appears that the eligibility for deductible contributions can be determined only at the end of the tax year and that prudence requires that the decision regarding deductibility of contributions be reserved to the participant. It does seem necessary, however, for the Equitable to notify the participant of his or her responsibility of maintaining records regarding the deductibility or non-deductibility of contributions for each tax year, and in this regard we accept your Company's commitment to this effort.

We thank you for the copy of the February 10, 1987 letter from Mr. Leonard McVity to Mr. C. Bowman Strome, Jr. advising that the Plan of Operations was approved restructuring the 300 Series Separate Accounts into a Single Separate Account No. 301, which will be organized as a unit investment trust. We are placing a copy of this letter in our file.

In regard to our comment regarding the incorporation by reference of the prospectus, we note the deletion of the incorporation by reference language in the rider to the certificate. Your letter indicated that each participant will receive a copy of the prospectus of the trust at the time he or she receives prospectus for the product.

Your letter also advised that a typographical error on page 4 of the rider to the certificate was corrected.

It appears that all of our questions and comments have been satisfactorily answered or changes made in the riders as requested, and consequently, we are now in a position to grant our approval to these contract and certificate riders.

The above captioned forms are approved as of this date.

Duplicates, bearing our stamp of approval, are enclosed herewith.

Very truly yours,

/s/ Fredric L. Bodner, JD

Fredric L. Bodner, JD
Chief - Health & Life Policy Bureau


JSF/tks
encs.

             RIDER TO 300 SERIES GROUP IRA CONTRACT




Effective as of the later of the date specified below or the Participant's Enrollment Date, we have amended Group Annuity Contract AC 5361 as follows:

1. Effective as of May 1, 1987, the last paragraph on Page 1 is hereby amended to read as follows:

          "ASSETS HELD IN CONNECTION WITH THE CONTRACT MAY BE HELD IN ONE OR MORE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT MAINTAINED BY EQUITABLE AND MAY INCREASE OR DECREASE IN VALUE AS DESCRIBED IN THE CONTRACT."

2. Effective as of May 1, 1987, the Equitable office address on page 3 is hereby amended to read as follows:

          "The Equitable Life Assurance Society
          P.O. Box 182093
          Columbus, Ohio 43218"

     PF 96,000

3. In Section 1.05 entitled "Retirement Date" the following amendments are made:

          A. Effective as of May 1, 1987, the last sentence of the first paragraph is hereby amended to read as follows:

               "Any election for such change must be made in writing by the Participant and shall not take effect until received by Equitable at: The Equitable Life Assurance Society, P.O. Box 182093, Columbus, Ohio 43218, or any other address that Equitable designates in written notice to the Participant."

          B. Effective as of January 1, 1985, the second paragraph is hereby amended to read as follows:

               "Any Retirement Date must be on the first day of a calendar month and no Retirement Date shall be earlier than the date of the Participant's attainment of age 59 years and 6 months and not later than the first day of April following the calendar year in which the Participant attains the age of 70 years and 6 months."

4. In Section 1.06 entitled "Definitions Relating to the Guaranteed Rate Account" the following amendments are made:

          A. Effective as of February 1, 1986, the definition of "Guarantee Rate" in the fourth paragraph thereof is hereby amended by deleting the phrase "15 days" and by substituting the phrase "10 days".

          B. Effective as of January 1, 1986, the following last sentence is added in the second paragraph of the definition of "Guarantee Withdrawal Charge" as follows:

               "The Withdrawal Charge will be deducted from the remaining amounts in the Participant's Guarantee after the withdrawal payment is processed, except the Withdrawal Charge may be deducted from the withdrawal payment if there is an insufficient amount in the Participant's Guarantee to pay such charge."

5. Effective as of May 1, 1987, Part I entitled "Definitions" is hereby amended by adding the following Section 1.08 at the end thereof:

         "SECTION 1.08.  REORGANIZATION DATE

          The term "Reorganization Date" means May 1, 1987."

6. Effective as of May 1, 1987, Part II entitled "The Separate Accounts" is hereby amended to read as follows:

          "PART II - THE SEPARATE ACCOUNT AND ITS INVESTMENT DIVISIONS

          SECTION 2.01 THE SEPARATE ACCOUNT AND ITS INVESTMENT DIVISIONS

          The term "Separate Account" means the Separate Account No. 301 established by Equitable and maintained under the laws of the State of New York. Realized and unrealized gains and losses from the assets of the Separate Account are credited or charged against it without regard to other income, gains or losses of Equitable. Assets are put in the Separate Account to support the Contract and other variable annuity contracts and certificates. Assets may be put in the Separate Account for other purposes, but not to support contracts, policies or other agreements which are not variable in form.

          On the Reorganization Date, Equitable exercised its rights under the Contract to operate Separate Account Nos. 301, 302, 303 and 304 (collectively, the "Predecessor Separate Accounts") as a unit investment trust under the Investment Company Act of 1940. As a result, the Predecessor Separate Accounts have been combined with and into the Separate Account.

          The Separate Account now operates in unit investment form and consists of investment divisions ("Investment Divisions"). Each of the Investment Divisions may invest its assets in a separate class of shares of a designated investment company in which each class represents a separate portfolio in the investment company. The Investment Divisions available on the Reorganization Date were the Money Market Division, the Stock Division, the Bond Division, the Balanced Division, the Aggressive Stock Division, the High Yield Division and the Global Division.

          On the Reorganization Date, the investment assets and liabilities of the Predecessor Separate Accounts were transferred to the Separate Account which transferred its investment assets and liabilities to the corresponding funds (the "Funds") of the Harmony Investment Trust (the "Trust"). The transfer to the Funds did not change the Participant's existing Account Balances on the date of transfer. As of the Reorganization Date, the Money Market Division holds shares of the Money Market Fund, the Stock Division holds shares of the Common Stock Fund, the Bond Division holds shares of the Bond Fund and the Balanced

Division holds shares of the Balanced Fund. Subsequent to the Reorganization Date, the Aggressive Division will hold shares of the Aggressive Fund, the High Yield
Division will hold shares of the High Yield Fund and the Global Division will hold shares of the Global
Fund. The assets of the Separate Account are the property of Equitable. The portion of assets in the Separate Account equal to the reserves and other contract liabilities with respect to the Separate
Account will not be chargeable with liabilities arising out of any other business conducted by Equitable.
Equitable reserves the right to transfer assets of an Investment Division in excess of the reserves and other liabilities with respect to that Investment Division to another Investment Division or to the general assets of Equitable ("General Account"), which supports the guarantees of the Contract and other contracts.

Equitable may, at its discretion, make other Investment
Divisions available to Participants. Equitable will provide Participants with written notice of all material details covering investment objectives and all charges, which may include expenses and fees, if any, incurred by the investment company.



Equitable reserves the right, subject to compliance with applicable law, including approval of the Contract

Holder or Participants, if required, (1) to cause the registration or deregistration of the Separate Account under the Investment Company Act of 1940, (2) to operate the Separate Account under the direction of a committee and to discharge such committee at any time, (3) to restrict or eliminate any voting rights of Participants or other persons who have voting rights as to the Separate Account, (4) to add, change or remove the designated investment company, (5) to add, change or remove Investment Divisions, (6) to combine any two or more Investment Divisions, (7) to transfer assets from any one of the Investment Divisions to another Investment Division, and (8) to operate the Separate Account or one or more of the Investment Divisions by making direct investments or in any other form Equitable in its sole discretion determines. The term "Investment Division" refers to any other Investment Division in which the assets of a class of certificates to which the Contract belongs are placed. Equitable may, however, at its discretion, invest the assets of the Separate Account or one or more of the Investment Divisions in any investment permitted by applicable law. Equitable may rely conclusively on the opinion of counsel (including attorneys in its employ) as to what investments it is permitted by law to make. In addition, unless otherwise required by law or regulation, an investment adviser or any investment policy may not be changed without the consent of Equitable.


If any of the above changes result in a material change in the underlying investments of an Investment Division of the Separate Account, Equitable will notify the Participant of such change. If the Participant has value in that Investment Division, the Participant may request Equitable in writing to transfer that value from that Investment Division (without charge) to another Investment Division of the Separate Account, and may additionally change the allocation percentages applicable to future Contributions made for him or her.


Equitable will value the assets of each Investment Division on each Business Day, in accordance with the provisions of Section 2.02.


Assets of the Investment Divisions are subject to charges, to be made as described in the Net Assets provision of Section 2.02.


SECTION 2.02 DEFINITIONS RELATING TO THE INVESTMENT DIVISIONS.

VALUATION PERIOD. For an Investment Division, the "Valuation Period" starts at the end of each Business Day and ends at the corresponding time on the next Business Day, and includes any non-business day or consecutive non-business days immediately preceding such Business Day. A "Business Day" is each weekday, excluding business holidays or other days on which changes in the value of securities held by the Separate Account (or any Investment Division) will not materially affect a Participant's value in the Separate Account (or such Investment Division).

NET ASSETS: For an Investment Division, the "Net Assets" equal the value of the assets in the Investment Division at the close of business of a Valuation Period, minus the sum of (1) Expenses, and (2) any amount charged against the Investment Division in such Valuation Period for taxes or for amounts set aside by Equitable as a reserve for taxes attributable to the maintenance or operation of the Investment Division. The net asset value of a designated investment company's shares held in each Investment Division shall be the value reported to Equitable by such investment company.


NET INVESTMENT FACTOR. For an Investment Division, the "Net Investment Factor" for a Valuation Period is

(1) The Net Assets at the close of business of that Valuation Period, prior to giving effect to any amounts allocated to or withdrawn from the Investment Division during that Valuation Period, divided by (2) the Investment Division's Net Assets at the close of business of the preceding Valuation Period.

UNIT. The "Unit" is a unit used in determining the value of a Participant's interest in an Investment Division for the period during which the Participant has contributions allocated to such Investment Division.

UNIT VALUE. The "Unit Value" for each Investment Division on the first day contributions are allocated to the Separate Account will be equal to the Unit Value of the corresponding Predecessor Separate Account for the preceding Valuation Period multiplied by the Net Investment Factor applicable to such Investment Division. The Unit Value for each Investment Division for which there is no Predecessor Separate Account will be equal to $10.00 on the first day contributions are allocated to such Investment Division. The Unit Value for each subsequent Valuation Period with respect to an Investment Division is the Unit Value for the immediately preceding Valuation Period multiplied by the Net Investment Factor for such subsequent Valuation Period.

EXPENSES: For a Valuation Period, the Expenses which may be charged to an Investment Division are as follows:

     (1) Any amount charged against the Investment Division by Equitable during such Valuation Period to cover certain expenses incurred in the operation of the Separate Account and the Investment Divisions, including, but not limited to, taxes, interest, Securities and Exchange Commission charges and certain related expenses including printing of registration statements and amendments, outside auditing and legal expenses and certain costs of maintaining participant services, including recordkeeping services.

     (2) The daily charge against the Investment Division for each day in such Valuation Period for administrative expense charges, calculated on the basis of an effective annual rate of 0.25% of the value of the assets in the Investment Division.

If the aggregate expenses of an Investment Division for a calendar year (including the charges described in sub-paragraphs (1) and (2) of this definition and investment advisory fees of the Trust ("Investment Advisory Fee") and certain other expenses attributable to the assets of the Investment Division invested in a corresponding Fund of the Trust, but excluding interest, taxes, brokerage and, with the consent of appropriate state regulatory authorities, extraordinary expenses) exceed a charge determined on the basis of an effective annual rate of (i) 1.0% of the value of the Money Market Division's average daily Net Assets in such Investment Division during such calendar year, or (ii) 1.5% of the value of the Stock Division, the Bond Division or the Balanced Division's average daily Net Assets in such Investment Division during such calendar year, then Equitable shall reimburse such Investment Division for the excess charged to such Investment Division.

Notwithstanding anything to the contrary, if a Participant's Enrollment Date is prior to the Reorganization Date, the Investment Advisory Fee chargeable to such Participant's proportionate Account Balances invested in the corresponding Fund on each day in such Valuation Period, shall not exceed a charge, determined on the basis of an effective annual rate of (i) as to the Money Market Fund and the Bond Fund, 0.35% of the first $250 million, 0.325% of the next $250 million and 0.30% of the amount in excess of $500 million of the value of the assets of the Separate Account then invested in such Fund, and
(ii) as to the Common Stock Fund and the Balanced Fund, 0.50% of the first $250 million, 0.45% of the next $250 million and 0.40% of the amount in excess of

$500 million of the value of the assets of the Separate Account then invested in such Fund."

7. In Section 3.01 entitled "Accounts" the following amendments are made:

     A. Effective as of May 1, 1987, the last sentence of the first paragraph is hereby amended to read as follows:

          "Any amounts allocated to an Investment Account will either become part of the General Account or part of an Investment Division of the Separate Account applicable to that Investment Account, as follows:"

     B. Effective as of May 1, 1987, the chart is hereby amended to read as follows:

         "Investment Accounts           Applicable Investment Medium
         ------------------------       ----------------------------
         Guaranteed Rate Account        General Account

         Money Market Investment         Money Market
          Account                         Division

         Stock Investment Account       Stock Division

         Bond Investment Account        Bond Division

         Balanced Investment Account    Balanced Division

         Aggressive Stock Investment    Aggressive
           Account                       Division

         High Yield Investment          High Yield
           Account                       Division

        Global Investment Account       Global Division"

     C. Effective as of May 1, 1987, the last paragraph is hereby amended to read as follows:

          "Any amounts withdrawn from these Investment Accounts will no longer be part of the General Account or the applicable Investment Division."

8. Effective as of May 1, 1987, in Section 3.02 entitled "Account Balances of Investment Accounts" the first sentence is hereby amended by deleting the term "Separate Account" and by substituting the term "Investment Division".

9. In Section 3.03 entitled "Contributions" the following amendments are made:

     A. Effective as of February 1, 1986, condition number 3 is amended by deleting the phrase "fifteen calendar days" both places it appears and by substituting the phrase "twenty calendar days."

     B. Effective as of January 1, 1985, a new condition number 6 is added to read as follows:

          "6. No contributions, other than cash contributions, will be accepted."

     C. Effective as of January 1, 1987, a new condition 7 is added to read as follows:

          "7. The Participant shall be responsible, for tax purposes, for maintaining records as to the amount of contributions which are deductible and non-deductible made by or on behalf of such Participant."

10. In Section 3.04 entitled "Allocations" the following amendments are made:

     A. Effective as of May 1, 1987, condition number 3 is hereby amended to read as follows:

          "Any contribution made without appropriate direction as to its allocation will be allocated to the Participant's Money Market Investment Account."

     B. Effective as of February 1, 1986, condition number 4 is hereby amended by deleting the phrase "fifteen calendar days" in the second sentence thereof and by substituting the phrase "twenty calendar days".

     C. Effective as of May 1, 1987, the following new paragraph is hereby added to the end thereof:


          "For individuals who are Participants on the Reorganization Date, allocations of contributions made after the Reorganization Date will be on the basis of the allocation percentages in effect immediately before the Reorganization Date unless changed by such Participant in accordance with the foregoing provisions of this Section. Accordingly, contributions which would otherwise have been allocated to the Predecessor Separate Account No. 301 will be allocated to the Money Market Division, contributions which would otherwise have been allocated to the Predecessor Separate Account No. 302 will be allocated to the Stock Division, contributions which would otherwise have been allocated to the Predecessor Separate Account No. 303 will be allocated to the Bond Division, and contributions which would otherwise have been allocated to the Predecessor Separate Account No. 304 will be allocated to the Balanced Division. Contributions which were allocated to the Participant's General Rate Account will continue to be allocated to the General Rate Account."

11. Effective as of February 1, 1986, in Section 3.05 entitled "Transfers" condition number 4 is hereby amended by deleting the phrase "fifteen calendar days" in both places it appears and by substituting the phrase "twenty calendar days".

12. Effective as of January 1, 1986, in Section 3.06 entitled "Partial Withdrawals" the second paragraph is hereby amended by deleting the first sentence therein and replacing it with the following two sentences:

     "Upon partial withdrawal, Equitable will pay the Participant the lesser of
     (i) the amount of partial withdrawal requested or (ii) the sum of the Account 301 Balances of his Investment Accounts other than the Guaranteed Rate Account. A process charge of $5 will be deducted from the remaining Account Balances of the Participant's Investment Accounts after the partial withdrawal payment is processed; provided, however, the processing charge may instead be deducted from the partial payment."

13. In Section 3.10 entitled "Death or Disability Benefit" the following amendments are made:

     A. Effective as of January 1, 1987, the first sentence is hereby amended by deleting the reference to "Section 408(f)(3)" and by substituting reference to "Section 72(m)(7)".

     B. Effective as of May 1, 1987, a new last sentence is added to the first paragraph to read as follows:

          "Due proof of such death or disability must be received by Equitable at: The Equitable Life

Assurance Society, P.O. Box 182093, Columbus, Ohio 43218, or any other address Equitable designates in written notice to the Participant."

     C. Effective as of January 1, 1986, the second paragraph is hereby amended to read as follows:

          "Payment to the Participant or the beneficiary may be deferred by Equitable in accordance with the provisions of Section 5.06."

14. In Section 3.11 entitled "Optional Modes of Settlement" the following amendments are made:

     A. Effective as of January 1, 1985, the first paragraph is hereby amended to read as follows:

          "Any Participant may elect that the whole or any part of any amount that would otherwise be payable to the Participant's designated beneficiary in a single sum be paid to such beneficiary under an optional mode of settlement, subject to the provisions of Section
          4.05 and to Equitable's rules in effect at the time of election. A beneficiary may make such an election after the Participant's death if no such election made by the Participant is then in effect."

     B. Effective as of May 1, 1987, the last sentence of the third paragraph is hereby amended to read as follows:

          "Any election, designation, revocation or change shall be effective as of the date written notice thereof is received by Equitable at:
          The Equitable Life Assurance Society, P.O. Box 182093, Columbus, Ohio 43218, or any other address that Equitable designates in written notice to the Participant."

15. Effective as of May 1, 1987, in Section 4.01 entitled "Annuity Benefit" the second paragraph is hereby amended to read as follows:

          "The term "Annuity Value" means the amount, determined on the Participant's Retirement Date, equal to the sum of the Account Balances of the Participant's Investment Accounts and the Cash Value of the Participant's Guaranteed Rate Account."

16. Effective as of January 1, 1985, Section 4.02 entitled "Election and Commencement of Annuity Benefits" is hereby amended by adding the following paragraphs at the end thereof:

          "Notwithstanding anything in the Contract to the contrary, the entire value of the Participant's

          Accounts (less applicable charges as determined by Equitable pursuant to the terms of the Contract) will be distributed or commence to be distributed no later than the Participant's Retirement Date in equal or substantially equal amounts over (a) the life of such Participant, or the lives of such Participant and his designated beneficiary, or
          (b) a period not extending beyond the life expectancy of such Participant, or the joint and last survivor life expectancy of such Participant and his designated beneficiary.

          If the Participant's Accounts (less applicable charges as determined by Equitable pursuant to the terms of the Contract) are to be distributed in other than a lump sum, then the amount to be distributed each year (commencing with the Participant's Retirement Date and each anniversary thereafter) must be at least an amount equal to the quotient obtained by dividing the Amount Applied by the life expectancy or the joint and last survivor life expectancy of the Participant and his designated beneficiary.

          If permitted by Equitable pursuant to its rules in effect at the time, the life expectancy of the Participant or the joint and last survivor life expectancy of the Participant and his spouse may be recalculated once each year. The life expectancy of a beneficiary other than the Participant's spouse may not be recalculated after distribution has commenced."

17. In Section 4.04 entitled "Periodic Distribution Option" the following amendments are made:


     A. Effective as of January 1, 1985, the first paragraph is hereby amended to read as follows:

          "The Participant may elect pursuant to Section 4.02 to receive the Account Balance of each of the Participant's Investment Accounts other than the Guaranteed Rate Account under the periodic distribution option. Such option, subject to the conditions set forth in the following paragraph, provides a series of monthly installment payments over a number of whole years beginning as of the Participant's Retirement Date, such number of whole years being the lesser of (i) the number of whole years designated by the Participant before the Participant's Retirement Date and (ii) the number of years equal to the greater of the life expectancy of the Participant and the joint and last survivor life expectancy of the Participant and the Participant's designated beneficiary as of the Participant's Retirement Date, rounded to the next lower whole year. If permitted by Equitable pursuant to its rules in effect at the time, the life expectancy of the Participant or the joint and last survivor life expectancy of the Participant and his spouse may be recalculated once each year. The life expectancy of a beneficiary other than the Participant's spouse may not be recalculated after distribution has commenced."

B. Effective as of January 1, 1986, the last sentence of condition number 2 is hereby amended by deleting it and replacing it with the following two sentences:

          "2. The amount of each such monthly installment payment shall be determined by dividing the sum of the Account Balances of the Participant's Investment Accounts as of the first day of each such month by the number of months then remaining under the periodic distribution option. A monthly transaction charge of $1.50 will be deducted proportionately from the remaining Account Balances of the Participant's Investment Accounts after each such monthly installment payment is determined; provided, however, that the transaction charge of $1.50 may be deducted from the last payment made."

     C. Effective as of January 1, 1986, condition number 3 is hereby amended to read as follows:

          "3. Each monthly installment payment will be withdrawn from the Participant's Investment Accounts in proportion to the amount of the Participant's interest in each such Investment Account immediately before such payment is made."

18. Effective as of January 1, 1985, in Section 4.05 entitled "Payment of Benefits" the first paragraph is deleted and the following paragraphs are inserted in its place, to read as follows:

          "With regard to any form of benefit elected in accordance with
          Section 4.02, if the Participant dies before the entire interest is distributed, the following distribution provisions shall apply:

               (a) If the Participant dies after distribution of his interest in the Accounts has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Participant's death. If a distribution for a period certain in accordance with Section 4.04 had commenced prior to the Participant's death, then the distribution shall be made to the Participant's beneficiary, limited in accordance with the option selected.

               (b) If the Participant dies before distribution of his interest in the Accounts commences, the Participant's entire interest will be distributed in accordance with one of the following four provisions:

                    (1) The Participant's entire interest will be paid within 5 years after the date of the Participant's death.

                    (2) If the Participant's interest is payable to a beneficiary designated by the Participant and the Participant has not elected (1) above, then the entire interest will be distributed in substantially equal installments over the life or life expectancy of the designated beneficiary commencing no later than one year after the date of the Participant's death. The designated beneficiary may elect at any time to receive greater payments.

                    (3) If the designated beneficiary of the Participant is the Participant's surviving spouse, the spouse may elect within the 5 year period commencing with the Participant's date of death to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing on any date prior to the date on which the deceased Participant would have attained the age of 70 1/2. The surviving spouse may accelerate these payments at any time, by either increasing the frequency or amount of such payments.

                    (4) If the designated beneficiary is the Participant's surviving spouse, the surviving spouse may treat the

                         Participant's Accounts as his or her own individual retirement account ("IRA"). This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the Accounts, makes a rollover to or from such Accounts, or fails to elect any of the above three provisions.

                    If permitted by Equitable pursuant to its rules in effect at the time, the life expectancy of the surviving spouse may be recalculated once each year. The life expectancy of a beneficiary other than the surviving spouse will be determined at the time payment first commences and payments for any 12-consecutive month period will be based on such life expectancy minus the number of whole years passed since distribution first commenced. The life expectancy of a beneficiary other than the surviving spouse may not be recalculated after distribution has commenced.

               (d) For purposes of this requirement, any amount paid to a child of the Participant will be



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                    treated as if it had been paid to the Participant's
                    surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority."

19. Effective as of January 1, 1985, in Section 5.04 entitled "Beneficiary" the fifth paragraph is hereby amended to read as follows:

          "If the Participant so elects in writing, any amount that would otherwise be payable to the beneficiary in a single sum may be applied to provide an Annuity Benefit, on the form of annuity elected by the Participant with respect to the beneficiary, subject to the provisions of Section 4.05 and to Equitable's rules then in effect. If at the death of a Participant there is no election in effect to apply the Death Benefit to provide an Annuity Benefit, the beneficiary may make such an election subject to the provisions of
          Section 4.05 and Equitable's rules then in effect."